Philadelphia Fund, Inc.
1200 North Federal Highway
Suite 424
Boca Raton, FL 33432
(561) 395-2155



You will find important information about
PHILADELPHIA FUND — its investment policy
and management, past record and the method
of calculating the per-share net asset value in
the current prospectus. This report is submitted
for the general information of the Fund's
shareholders. It is not authorized for distribution
to prospective investors unless preceded or
accompanied by an effective prospectus.

PHILADELPHIA FUND, INC.

ANNUAL REPORT

November 30, 2001

Established 1923

PHILADELPHIA FUND, INC.

PRESIDENT'S LETTER – January 8, 2002

Every six months, I report to you on matters affecting the Philadelphia Fund. Today I am writing with sadness in my heart. For many years the fund's headquarters were in lower Manhattan; during many of those years, Doreen Gray contributed to the smooth operation of the fund. Doreen closed her career with the fund as its Secretary and Treasurer in 1990.

On September 11, 2001 her son, James, a member of the New York City Fire Department, died in the line of duty at the World Trade Center. James leaves a wife, two children, parents, and a sister. His father, Pat, retired as a lieutenant with the New York City Fire Department. James' fun loving grin highlighted rugged good looks. He helped keep America safe, and his heroism makes us proud.

Doreen and Pat, we deeply regret your loss.

* * * * *

We began our fiscal year's second half 70% invested in equities. As the economic storm worsened, we reduced equity holdings to 39.7% of our portfolio. These changes and others earlier in the year, enabled your fund to declare a 21 cent long term capital gain for the year. Our caution gave a cushion when the September 11th attacks dropped markets precipitously.

We hold 43.5% of our portfolio in Treasury bonds 15.5% percent in commercial paper, and the balance of invested funds in equities. UnitedHealth Group is the single new equity position in our portfolio.

The market shows some enthusiasm for the economy's future, while signs of economic recovery point both up and down. Because signals are mixed, we have maintained our watchful position.

The Federal Reserve Board has cut interest rates eleven times in an effort to restart the economic engine. The Fed first eased credit January 3, 2001. With the exception of 1976, during 13 periods of interest rate cuts over the last 40 years, the S&P 500 index climbed during the 12 months following the first cut. This time, the index is down over 10% since the first cut in 2001.

This has been an unusually long bear market, perhaps because of its height at the peak. Recent market exuberance seems overly optimistic. We expect the opportunity to invest more soon.

Very truly yours,

Donald H. Baxter

Donald H. Baxter
President

Comparison of the change in value of $10,000 investment in Philadelphia Fund and the Standard and Poor's Index*



The return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be more or less than their original cost. Past performance is not predictive of future performance.

* The Standard & Poor's 500 Composite Stock Index is a widely recognized unmanaged index of common stock prices. Performance figures include the change in value of the stocks in the index and reinvestment of dividends.

PHILADELPHIA FUND, INC.

PORTFOLIO OF INVESTMENTS — NOVEMBER 30, 2001

Shares		Value
	COMMON STOCKS—39.7%	
	BANKS—4.8%	
70,000	PNC Financial Services Group	$ 4,056,500
	CABLE TV—8.0%	
180,000	*Comcast Corp. Special Class "A" ..	6,840,000
	ELECTRIC UTILITIES—4.2%	
35,000	Hawaiian Electric Industries, Inc.	1,309,000
100,000	Southern Company ...	2,275,000
		3,584,000
	FINANCIAL SERVICES—6.5%	
70,000	Federal National Mortgage Association	5,502,000
	FOOD PROCESSING—2.9%	
75,000	Corn Products International, Inc. ..	2,441,250
	HEALTH CARE PLANS—5.0%	
60,000	*UnitedHealth Group, Inc.	4,287,000
	INSURANCE—0.5%	
5,000	American International Group Inc.	412,000
	PUBLISHING—2.4%	
4,000	Washington Post Co. Class "B"..........	2,040,000
	RETAIL SPECIALTY—2.9%	
60,000	*Costco Wholesale Corp.	2,452,800

Shares		Value
	SCIENTIFIC & TECHNICAL INSTRUMENTS—2.5%	
50,000	Beckman Coulter, Inc.	$ 2,095,000
	Total Value of Common Stocks (cost $17,770,351)	33,710,550

Principal Amount		Value
	U.S. GOVERNMENT OBLIGATIONS—43.5%	
$15,000M	U.S. Treasury Bond, 13¾% due 08/15/04.	19,017,780
16,000M	U.S. Treasury Bond, 6½% due 02/15/10.	17,936,880
	Total Value of U.S. Government Obligations (cost $35,577,463) .	36,954,660
	SHORT-TERM CORPORATE NOTES—15.5%	
$ 3,100M	American Express Corp., 2.062%, due 12/10/2001	3,100,000
3,100M	Galaxy Corp, 2.061%, due 12/06/2001	3,100,000
3,400M	US Bancorp., 1.952%, due 12/13/2001	3,400,000
3,590M	Wells Fargo 2.071%, due 12/03/2001	3,590,000
	Total Value of Short-Term Corporate Notes (cost $13,190,000)	13,190,000
	Total Value of Investments (cost $66,537,814) ... 98.7%	83,855,210
	Other Assets, less Liabilities 1.3	1,100,318
	Net Assets 100.0%	$84,955,528

* Non-income producing security

See notes to financial statements

PHILADELPHIA FUND, INC.

STATEMENT OF ASSETS AND LIABILITIES — NOVEMBER 30, 2001

ASSETS		
Investments in securities, at value (identified cost $66,537,814) (Note 1A)		$83,855,210
Cash		245,609
Dividends and interest receivable		971,900
Other assets		6,442
Total Assets		85,079,161
LIABILITIES		
Payable for capital shares redeemed	$20,630	
Accrued advisory and administrative fees	70,813	
Other accrued expenses	32,190	
Total Liabilities		123,633
NET ASSETS		$84,955,528
NET ASSETS CONSIST OF:		
Capital paid in		$64,811,958
Undistributed net investment income		259,672
Accumulated net realized gain on investments		2,566,502
Net unrealized appreciation in value of investments		17,317,396
Total		$84,955,528
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER SHARE ($84,955,528 ÷ 12,332,678 shares outstanding) 30,000,000 shares authorized, $1.00 par value (Note 2)		$6.89

See notes to financial statements

PHILADELPHIA FUND, INC.

STATEMENT OF OPERATIONS — YEAR ENDED NOVEMBER 30, 2001

INVESTMENT INCOME		
Income:		
Interest	$ 2,110,845	
Dividends	801,480	
TOTAL INCOME		$ 2,912,325
Expenses: (Notes 4 and 5)		
Investment advisory fee	687,522	
Administrative fee	229,174	
Distribution plan expenses	137,504	
Professional fees	71,049	
Transfer agent and dividend disbursing agent's fees and expenses	66,008	
Director fees and expenses	54,965	
Fund accounting agent's fees	43,844	
Custodian fees	28,619	
Other expenses	59,042	
TOTAL EXPENSES	1,377,727	
Less: Custodian fees paid indirectly	4,797	
NET EXPENSES		1,372,930
INVESTMENT INCOME-NET		1,539,395
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 3):		
Net realized gain on investments	2,566,502	
Net unrealized depreciation of investments	(5,961,239)	
Net loss on investments		(3,394,737)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS		$(1,855,342)

See notes to financial statements

PHILADELPHIA FUND, INC.

STATEMENT OF CHANGES IN NET ASSETS — YEARS ENDED NOVEMBER 30, 2001 AND 2000

	2001	2000
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS		
Net investment income	$ 1,539,395	$ 1,833,326
Net realized gain on investments	2,566,502	6,905,849
Net unrealized depreciation of investments	(5,961,239)	(11,149,296)
Net decrease in net assets resulting from operations	(1,855,342)	(2,410,121)
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net investment income	(1,936,900)	(1,364,010)
Net realized gain on investments	(6,905,849)	(9,539,160)
CAPITAL SHARE TRANSACTIONS		
Decrease in net assets resulting from capital share transactions (Note 2)	(549,625)	(283,707)
Net decrease in net assets	(11,247,716)	(13,596,998)
NET ASSETS		
Beginning of year	96,203,244	109,800,242
End of year (including undistributed net investment income of $259,672 and $657,177, respectively)	$ 84,955,528	$ 96,203,244

See notes to financial statements

PHILADELPHIA FUND, INC.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

Philadelphia Fund, Inc. (the ''Fund'') is registered under the Investment Company Act of 1940, as a diversified open-end management investment company. The Fund's investment objective is to achieve long term growth of capital and income. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

A. Security Valuation – securities listed on national exchanges or the NASDAQ National Market are valued at the closing sales price on November 30, 2001. Short-term obligations are stated at cost which when combined with interest receivable approximates fair value.

B. Federal Income Taxes – no provision has been made for Federal income taxes on net income or capital gains, since it is the policy of the Fund to continue to comply with the special provisions of the Internal Revenue Code applicable to investment companies and to make sufficient distributions of income and capital gains to relieve it from all, or substantially all, such taxes.

C. Distributions to Shareholders – the Fund distributes its net investment income quarterly and net realized gains annually. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

D. Use of Estimates – the preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

E. Other – security transactions are accounted for on the date the securities are purchased or sold. Cost is determined and gains and losses are based, on the identified cost basis for both financial statement and Federal income tax purposes. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Premiums and discounts on bonds purchased are amortized over the life of the bonds. Interest income and estimated expenses are accrued daily.

2. Capital Stock

At November 30, 2001, there were 12,332,678 shares outstanding. Transactions in capital stock were as follows:

	2001		2000	
	Shares	Amount	Shares	Amount
Capital stock sold......................	45,852	$ 332,118	158,847	$ 1,179,650
Capital stock issued in reinvestment of distributions	985,660	7,364,492	1,156,892	9,041,220
Capital stock redeemed	(1,137,060)	(8,246,235)	(1,395,912)	(10,504,577)
Net decrease	(105,548)	$ (549,625)	(80,173)	$ (283,707)

PHILADELPHIA FUND, INC.

3. Purchases and Sales of Securities

For the year ended November 30, 2001, purchases and sales of securities, other than short-term corporate notes, aggregated $33,792,325 and $46,395,912 respectively. Purchases and sales of long-term United States Government obligations for the year ended November 30, 2001 amounted to $59,189,550 and $56,245,313 respectively.

At November 30, 2001, the cost of investments for Federal income tax purposes was $66,537,814. Accumulated net unrealized appreciation on investments was $17,317,396 consisting of $17,357,265 gross unrealized appreciation and $39,869 gross unrealized depreciation.

4. Investment Advisory and Other Transactions with Affiliates

Baxter Financial Corporation (BFC), is the investment advisor and the administrator of the Fund.

As investment advisor, BFC supervises the Fund's investments on a continuous basis and provides the Fund with investment advice and recommendations for an annual fee equal to .75% of the first $200 million of net assets, .625% of net assets between $200 million and $400 million, and .50% of net assets in excess of $400 million.

As the Fund's administrator, BFC is responsible for providing overall supervision of the Fund's administrative operations and receives an annual fee of .25% of the average net assets of the Fund.

Both the investment advisory fee and the administrative fee are payable monthly, based on month-end net asset values of the Fund.

During the year ended November 30, 2001, directors of the Fund who are not affiliated with BFC received directors' fees aggregating $31,850. Thomas J. Flaherty, a director and former officer of the Fund, receives a monthly pension from the Fund which amounted to $12,500 for the year.

The Fund's custodian has provided credits in the amount of $4,797 against custodian charges based on the uninvested cash balances of the Fund.

5. Distribution Plan

Pursuant to an amended Distribution Plan adopted under rule 12b-1 of the 1940 Act, the Fund may pay a fee in an amount up to .5% of the Fund's average net assets calculated monthly. A component of the 12b-1 fee (.25% of the Fund's average net assets) is paid to BFC for providing shareholder services, which includes advice and information regarding: share accounts; applications; use of the prototype retirement plans of the Fund; assistance with questions regarding the Fund's transfer agent, as well as other information and services. In its discretion, BFC may make payments to registered broker-dealers and members of the National Association of Securities Dealers, Inc. for providing Fund shareholders with similar services.

PHILADELPHIA FUND, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

The remainder of the 12b-1 fee may be used to pay brokers and dealers which enter into agreements with BFC or which provide sales, promotional, or advertising services to the Fund, and to pay for other distribution, advertising, registration and promotional expenses associated with the sale of Fund shares.

BFC has agreed to waive all 12b-1 fees in excess of .15% per annum of the Fund's average net assets until further notice.

6. Year-End Distribution

Realized gains from security transactions are distributed to shareholders in December following the end of the Fund's fiscal year. A distribution of $.235 a share, consisting of $.21 from realized gains and $.025 from ordinary income was declared on December 10, 2001. The distribution is payable on December 27, 2001 to the shareholders of record on December 26, 2001.

PHILADELPHIA FUND, INC.

FINANCIAL HIGHLIGHTS

The following table sets forth the per share operating performance data for a share of capital stock outstanding, total return, ratios to average net assets and other supplemental data for each year indicated.

	Year Ended November 30,				
Per Share Data	2001	2000	1999	1998	1997
Net Asset Value, Beginning of Year	$ 7.73	$ 8.77	$ 10.27	$ 10.05	$ 8.00
Income From Investment Operations					
Net Investment Income	0.12	0.14	0.06	0.13	0.09
Net Realized and Unrealized Gain (Loss) on Investments	(0.24)	(0.30)	0.51	1.02	2.10
Total From Investment Operations	(0.12)	(0.16)	0.57	1.15	2.19
Less Distributions From:					
Net Investment Income	0.16	0.11	0.09	0.11	0.11
Net Realized Gains.................................	0.56	0.77	1.98	0.82	0.03
Total Distributions	0.72	0.88	2.07	0.93	0.14
Net Asset Value, End of Year	$ 6.89	$ 7.73	$ 8.77	$ 10.27	$ 10.05
Total Return (%)	(2.23)	(1.88)	5.96	12.31	27.62
Ratios/Supplemental Data					
Net Assets, End of Year (in thousands)	$84,956	$96,203	$109,800	$118,075	$113,494
Ratio to Average Net Assets:					
Expenses (%)...................................	1.50	1.48	1.55	1.53	1.53
Net Investment Income (%)	1.68	1.89	0.71	1.32	1.02
Portfolio Turnover Rate (%)	119	134	81	37	17

See notes to financial statements

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of
Directors of Philadelphia Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Philadelphia Fund, Inc., including the portfolio of investments as of November 30, 2001, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of November 30, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Philadelphia Fund, Inc. at November 30, 2001, and the results of its operations, changes in its net assets and financial highlights for the years presented, in conformity with accounting principles generally accepted in the United States.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
December 21, 2001 (Except for Note 6
as to which the date is December 27, 2001)

PHILADELPHIA FUND, INC.

OFFICERS

DONALD H. BAXTER, Chairman and President
RONALD F. ROHE, Vice President/Secretary/Treasurer

ADMINISTRATIVE STAFF

KEITH A. EDELMAN, Director of Operations
DIANE M. SARRO, Director of Shareholder Services

DIRECTORS

DONALD H. BAXTER
THOMAS J. FLAHERTY
JAMES KEOGH
KENNETH W. McARTHUR
ROBERT L. MEYER
DONALD P. PARSON

PHILADELPHIA FUND, INC.

1200 North Federal Highway, Suite 424, Boca Raton, FL 33432 (561) 395-2155

INVESTMENT ADVISOR, ADMINISTRATOR AND DISTRIBUTOR

BAXTER FINANCIAL CORP.,
1200 North Federal Highway, Suite 424, Boca Raton, FL 33432

CUSTODIAN

FIRSTAR BANK, N.A., P.O. Box 640110, Cincinnati, OH 45264-0110

TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

UNIFIED FUND SERVICES, INC.
431 North Pennsylvania Street, Indianapolis, IN 46204-1806

LEGAL COUNSEL

STRADLEY, RONON, STEVENS & YOUNG, LLP Philadelphia, PA

AUDITORS

BRIGGS, BUNTING & DOUGHERTY, LLP Philadelphia, PA